                                                               File No. 811-8947


              As filed with the Securities and Exchange Commission
                                on March 9, 1999

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO

                                   FORM N-8B-2

           Registration Statement of Unit Investment Trust Pursuant to
               Section 8(b) of the Investment Company Act of 1940

                               -------------------

                      NASDAQ-100 TRUST, SERIES 1 (formerly
                    known as the Nasdaq GOLD Trust, Series 1)

                       (AND SUBSEQUENT AND SIMILAR SERIES
                            OF THE NASDAQ-100 TRUST)

                                ----------------

{  X  }  Not the issuer of periodic payment plan certificates.

{      } Issuer of periodic payment plan certificates.

I.       ORGANIZATION AND GENERAL INFORMATION

1.       (a) Furnish name of the trust and the Internal Revenue Service Employer
             Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation).

             NASDAQ-100 TRUST, SERIES 1 (the "Trust") I.R.S. Employer's Identification Number-52-2144264

         (b) Furnish title of each class or series of securities issued by the trust.

                       CERTIFICATE OF BENEFICIAL INTEREST

                                 --evidencing--
                              an undivided interest
                                     --in--
                           NASDAQ-100 TRUST, SERIES 1

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2.       Furnish name and principal business address and ZIP Code and the
         Internal Revenue Service Employer Identification Number of each sponsor of the trust.

                  NASDAQ-AMEX INVESTMENT PRODUCT SERVICES, INC.
                  c/o THE NASDAQ STOCK MARKET, INC.
                  1735 K Street, N.W.
                  Washington, D.C. 20006
                  I.R.S. Employer's Identification No. - 52-2115391

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                  THE BANK OF NEW YORK
                  101 Barclay Street
                  New York, NY 10286
                  (For Nasdaq-100 Trust, Series 1)
                  I.R.S. Employer's Identification No.  135-160382


                  The Bank of New York is acting as the sole trustee for the Nasdaq-100 Trust.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                  ALPS Mutual Funds Services, Inc.
                  370 17th Street
                  Suite 3100
                  Denver, CO 80202
                  I.R.S. Employer's Identification No. 84-0996383

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                  State of New York

6.       (a)      Furnish the dates of execution and termination of any
                  indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities. (If individual indentures or agreements are entered into with security holders, so state and furnish the date of the first such indenture or agreement.)

                           Reference is made to the statements in Exhibit D filed herewith under the captions "The Trust" and "Termination" in the Prospectus summary and under the captions "The Trust" and "Administration of the Trust-- Termination."

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         (b)      Furnish the dates of execution and termination of any
                  indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee. (If this indenture or agreement is the same as set forth in Item 6(a), so state.)

                           Same as set forth in Item 6(a).

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                  August 7, 1998 - Nasdaq GOLD(sm) Trust
                  January 28, 1999 - Nasdaq-100(sm) Trust

8.       State the date on which the fiscal year of the trust ends.

                  The fiscal year of the trust is the year ending September 30.

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the sponsor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                  None

II.      GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS


10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

         (a)     Whether the securities are of the registered or bearer type.

                           Registered

         (b) Whether the securities are of the cumulative or distributive type.

                           Distributive

         (c) The rights of security holders with respect to withdrawal or redemption.

                           Reference is made to the statements in Exhibit D filed herewith under the captions "Redemption" in the Prospectus summary, "Redemption of Nasdaq-100 Shares" and "Administration of the Trust--Rights of Beneficial Owners."

         (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                           Reference is made to the statements in Exhibit D filed herewith under the captions "Redemption" in the Prospectus summary, "Administration of the Trust--Register of Ownership and Transfer," "Administration of the Trust-- Rights of Beneficial Owners" and "Redemption of Nasdaq-100 Shares."

         (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                           Not Applicable

         (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                           Reference is made to the statements in Exhibit D filed herewith under the caption "Administration of the Trust--Voting."

         (g) Whether security holders must be given notice of any change in:

                 (1)      The composition of the assets of the trust.

                                    No

                 (2) The terms and conditions of the securities issued by the trust.

                                    Yes, under certain circumstances. Reference is made to the statements in Exhibit D filed herewith under the caption "Administration of the Trust--Amendment."

                 (3) The provisions of any indenture or agreement of the trust.

                                    Yes, under certain circumstances. Reference is made to the statements in Exhibit D filed herewith under the caption "Administration of the Trust--Amendment."

                 (4)      The identity of the sponsor, trustee or custodian.

                                    Yes

         (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                 (1)      The composition of the assets of the trust.

                                    No

                 (2) The terms and conditions of the securities issued by the trust.

                                    Reference is made to the statements in
                                    Exhibit D filed herewith under the caption
                                    "Administration of the Trust--Amendment."

                 (3) The provisions of any indenture or agreement of the trust.

                                    Reference is made to the statements in
                                    Exhibit D filed herewith under the caption
                                    "Administration of the Trust--Amendment."

                 (4)      The identity of the sponsor, trustee or custodian.

                                    Reference is made to the statements in
                                    Exhibit D filed herewith under the captions
                                    "Resignation, Removal and Liability--The
                                    Sponsor" and "Resignation, Removal and
                                    Liability--The Trustee."

         (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item on this form.

                           The Trust consists of units of fractional undivided interest in the Trust representing proportionate interests in the portfolio of securities held by the Trust, consisting of substantially all of the common stocks, in substantially the same weighting, as the component common stocks of the Nasdaq-100 Index -Registered Trademark- (the "Index"), including contracts to purchase such securities, if any (collectively referred to herein as "Securities"), all undistributed income or other amounts received or accrued thereon and any undistributed cash realized from the sale, redemption, liquidation or other disposition of the Securities deposited in the Trust, or from deposits of Securities. Such units issued by the Trust ("Creation Units") will be an aggregation of and will be denominated in Nasdaq-100 Shares. One Creation Unit is an aggregation of 50,000 Nasdaq-100 Shares. The Trust intends to qualify for and elect tax treatment as a regulated investment company under the Internal Revenue Code of 1986, as amended. Future series of the Trust may also elect tax treatment as regulated investment companies.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES


11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

                  Reference is made to answer in Item 10(i).

                  In addition, the composition of the Securities in the Trust will be adjusted from time to time to conform to changes in the composition and weighting of the securities comprising the Index. Reference is made to the statements in Exhibit D filed herewith under the captions "The Portfolio--Adjustments to the Portfolio," "The Portfolio--Adjustments to the Portfolio Deposit" and "The Portfolio--Selection and Acquisition of Securities" in connection with the procedures for adjusting the composition and weighting of the Securities held by the Trust.

         If the trust owns or will own any securities of its regular brokers or dealers as defined in Rule 10b-l under the Act, or their parents, identify those brokers or dealers and state the value of the registrant's holdings of the securities of each subject issuer as of the close of the registrant's most recent fiscal year.

                  Reference is made to the statements in Exhibit D filed herewith under the caption "The Portfolio--Adjustments to the Portfolio."

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

         (a)      Name of company.
         (b)      Name and principal business address of sponsor.
         (c)      Name and principal business address of trustee or custodian.
         (d)      Name and principal business address of principal underwriter.
         (e) The period during which the securities of such company have been the underlying securities.

                           Not Applicable

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13.      (a)      Furnish the following information with respect to each
                  load, fee, expense or charge to which (1) principal payments,
                  (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

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                  (A)      The nature of such load, fee, expense, or charge.
                  (B)      The amount thereof.
                  (C) The name of the person to whom such amounts are paid and his relationship to the trust.
                  (D) The nature of the services performed by such person in consideration for such load, fee, expense or charge.

                           Reference is made to the statements in Exhibit D filed herewith under the captions "Expenses of the Trust" and "Redemption of Nasdaq-100 Shares-- Procedure for Redemption of Nasdaq-100 Shares."

         (b) For each installation payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                           Not Applicable

         (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

                           Reference is made to the statements in Exhibit D filed herewith under the captions "Expenses of the Trust," "The Trust -- Procedures for Creation of Creation Units," and "Redemption of Nasdaq-100 Shares--Procedure for Redemption of Nasdaq-100 Shares."

         (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the sponsor, trustee, custodian or principal underwriter.

                           Not Applicable

         (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities. (Assignment, reinstatement, replacing lost certificates, etc.)

                           A Transaction Fee or Fees will be charged to all creators of Nasdaq-100 Shares in Creation Unit size aggregations and to all redeemers of Nasdaq -100 Shares in Creation Unit size aggregations. Reference is made to the statements in Exhibit D filed herewith, under the captions "Transaction Fee" in the Prospectus summary, "The Trust--Creation of Creation Units" and "Redemption of Nasdaq-100 Shares--Procedure for Redemption of Nasdaq-100 Shares."

         (f) State whether the sponsor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                           Reference is made to the answer set forth in Item 13(e).

                           Reference is also made to the statements in Exhibit D filed herewith under the captions "The
                           Portfolio--Adjustments to the Portfolio" and "License Agreement."

         (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                           Not Applicable

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Reference is made to the statements in Exhibit D filed herewith under the captions "The Trust -- Creation of Creation Units" and "The Trust--Book-Entry-Only System."

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Reference is made to the statements in Exhibit D filed herewith under the caption "The Trust" and "The
                  Trust--Creation of Creation Units."

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereof.

                  Reference is made to information provided in answer to Item 11 above and to the statements in Exhibit D filed herewith under the captions "The Trust--Creation of

                  Creation Units," "The Portfolio," "Administration of the Trust--Termination," and Redemption of Nasdaq-100 Shares--Procedure for Redemption of Nasdaq-100 Shares."

 17.     (a.)     Describe the procedure with respect to withdrawal or
                  redemption by security holders.

         (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

         (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

                           Reference is made to answer to Item 10(d) above.

18.      (a)      Describe the procedure with respect to the receipt,
                  custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                           Reference is made to the statements in Exhibit D filed herewith under the caption "Administration of the Trust--Distributions to Beneficial Owners."

         (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                           Reference is made to the statements in Exhibit D filed herewith under the caption "Dividend Reinvestment Service."

         (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                           Reference is made to the statements in Exhibit D filed herewith under the caption "Administration of the Trust--Distributions to Beneficial Owners."

         (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                           Not Applicable

19. Describe the procedure with respect to the keeping of records and accounts of the Trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  Reference is made to the statements in Exhibit D filed herewith under the captions "Administration of the Trust--Records," "Administration of the Trust-- Distributions to Beneficial Owners," "Administration of the Trust--Statements to Beneficial Owners" and "Administration of the Trust--Register of Ownership and Transfer."

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

         (a)      Amendments to such indenture or agreement.

                           Reference is made to the statements in Exhibit D filed herewith under the caption "Administration of the Trust--Amendment."

         (b)      The extension or termination of such indenture or agreement.

                           Reference is made to the statements in Exhibit D filed herewith under the captions "Administration of the Trust--Amendment" and "Administration of the Trust --Termination."

         (c) The removal or resignation of the trustee, or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                           Reference is made to the statements in Exhibit D filed herewith under the caption "Resignation, Removal and Liability--The Trustee."

         (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                           Reference is made to answer in Item 20(c) above.

         (e) The removal or resignation of the sponsor, or the failure of the sponsor to perform its duties, obligations and functions.

                           Reference is made to the statements in Exhibit D filed herewith under the caption "Resignation, Removal and Liability--The Sponsor."

         (f) The appointment of a successor sponsor and the procedure if a successor sponsor is not appointed.

                           Reference is made to answer in Item 20(c) and Item 20(e) above.

21.      (a)      State the substance of the provisions of any indenture or
                  agreement with respect to loans to security holders.

                           Not Applicable

         (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the sponsor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

                  (1) The name of each person who makes such agreement or arrangement with security holders.
                  (2)      The rate of interest payable on such loans.
                  (3)      The period for which loans may be made.
                  (4) Costs or charges for default in repayment at maturity.
                  (5) Other material provisions of the agreement or arrangement.

                           Not Applicable

         (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the sponsor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                           Not Applicable

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the sponsor, trustee or custodian, or any other party to such indenture or agreement.

                  Reference is made to the statements in Exhibit D filed herewith under the captions "Resignation, Removal and Liability--The Trustee," and "Resignation, Removal and Liability--The Sponsor."

23. Describe any bonding arrangement for officers, directors, partners or employees of the sponsor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                  The insurance policies carried by The Nasdaq Stock Market, Inc. cover the officers and directors of Nasdaq-Amex Investment Product Services, Inc., the sponsor. As of March 5, 1999, The Nasdaq Stock Market, Inc. has a directors and officers liability policy in the amount of $50,000,000 aggregate for all coverages combined

                  (including defense costs) written by America International Specialty Lines Insurance Company.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its the securities and a description of any other material functions or duties of the sponsor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                  Reference is made to answers to Item 10 and Items 14 through 23, inclusive.

III.     ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF SPONSOR

ORGANIZATION AND OPERATIONS OF SPONSOR

25. State the form of organization of the sponsor of the trust, the name of the state or other sovereign power under the laws of which the sponsor was organized and the date of organization.

         The Sponsor is a Delaware corporation which was incorporated on August 7, 1998.

26.      (a)      Furnish the following information with respect to all fees received by the sponsor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

                  Not Applicable

         (b) Furnish the following information with respect to any fee or any participation in fees received by the sponsor from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1)      The nature of such fee or participation.
                  (2)      The name of the person making payment.
                  (3) The nature of the services rendered in consideration for such fee or participation.
                  (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                           Reference is made to the statements in Exhibit D filed herewith under the caption "License Agreement."

27. Describe the general character of the business engaged in by the sponsor including a statement as to any business other than that of sponsor of the trust. If the sponsor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the sponsor's activities therewith. If the sponsor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.


                  The business engaged in by the Sponsor is to act as the Sponsor of the Trust, including any subsequent and similar series of the Nasdaq-100 Trust, and to potentially act in the future as the sponsor or organizer of other equity derivative products. Reference is also made to the statements in Exhibit D filed herewith under the caption "Sponsor."


OFFICIALS AND AFFILIATED PERSONS OF SPONSOR

28.      (a)      Furnish as at latest practicable date the following
                  information with respect to the sponsor of the trust, with respect to each officer, director, or partner of the sponsor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the sponsor.

                                            As at March 5, 1999

Name and principal         Nature of relationship or affiliation
business address           with sponsor of the trust

                       (Directors)

J.  Patrick Campbell*      Director
L.  Brian Holland*         Director
Salvatore F. Sodano*       Director
John L.  Jacobs*           Director
Douglas A.  Patterson*     Director
James R. Allen*            Director


                  (Officers principally involved with the trust)



J.  Patrick Campbell       Chairman
L.  Brian Holland          President and Chief Executive Officer
Salvatore F. Sodano        Chief Operating Officer and Chief Financial Officer
John L.  Jacobs            Executive Vice President
Douglas A.  Patterson      Senior Vice President and Secretary
James R. Allen             Senior Vice President and Treasurer

None of the individuals listed above either directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the Sponsor. (All of the outstanding shares of common stock are owned by The Nasdaq Stock Market, Inc. See response to Item 29 herein.)
--------

* c/o The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1500.

                           OWNERSHIP OF ALL SECURITIES OF THE SPONSOR


Title of          Securities owned of                 Securities owned of                Securities owned
Class             record which are also               record which are not               beneficially which are not
                  owned beneficially                  owned beneficially                 owned of record
----------------- ----------------------------------  ---------------------------------- ----------------------------------
                  Amount            % of class        Amount            % of class       Amount            % of class

----------------- ----------------- ----------------  ----------------  ---------------- ----------------- ----------------
       --                --                --                --                --               --                --
----------------- ----------------- ----------------  ----------------  ---------------- ----------------- ----------------

         None

                                     Ownership of all securities of the Trust

         None

               Other companies of which each of the persons named above is presently an officer, director or partner



Name and principal
business address of such          Name of business of            Nature of affiliation with
other company                     such other company             such other company
-------------                     ---------------------          ------------------
National Association of           self regulatory                Salvatore F.  Sodano -
Securities Dealers, Inc.          organization of the            Deputy Chief Operating
1735 K Street, N.W.               securities industry            Officer and Chief
Washington, DC 20006                                             Financial Officer
                                                                 James R.  Allen - Senior
                                                                 Vice President and
                                                                 Treasurer

The Nasdaq Stock                  securities marketplace         J.  Patrick Campbell -
Market, Inc.                                                     Executive Vice President
1735 K Street, N.W.                                              and Chief Operating
Washington, DC 20006                                             Officer
                                                                 L.  Brian Holland -
                                                                 Executive Vice President
                                                                 Douglas A.  Patterson -
                                                                 Senior Vice President
                                                                 John L.  Jacobs - Vice
                                                                 President



         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the sponsor.

                  J. Patrick Campbell joined the NASD in January, 1997 and currently serves as Chief Operating Officer and Executive Vice President, Market Services of Nasdaq. Mr. Campbell is responsible for the day-to-day operation of The Nasdaq Stock Market and all other market services offered by Nasdaq. Prior to joining the NASD, Mr. Campbell was Senior Executive Vice President of The Ohio Company where he was responsible for equity trading, research, portfolio management, and retirement plans administration.

                  L. Brian Holland joined Nasdaq in 1989 and currently serves as Executive Vice President of Nasdaq. Mr. Holland is responsible for worldwide marketing and advertising for The Nasdaq Stock Market. Before coming to Nasdaq, Mr. Holland was Director of Marketing, Consumer Financial Services for The Chase Manhattan Bank.

                  Salvatore F. Sodano is Deputy Chief Operating Officer and Chief Financial Officer of the NASD. In this position, he is responsible for all financial matters of the NASD and its subsidiaries and helps coordinate its day-to-day operations. Mr. Sodano joined the NASD in June 1997 as Executive Vice President and Chief Financial Officer. Before coming to the NASD, Mr. Sodano was Senior Vice President, Chief Manager & Principal Operating Officer of Westpac Banking Corporation, Americas Division in New York. There, he had responsibility for all support functions of the company and periodically was responsible for the entire operation. He joined Westpac in 1990.

                  Douglas A. Patterson is the Senior Vice President, Issuer Services for The Nasdaq Stock Market. He leads the department of the Nasdaq staff which develops and maintains the relationships between The Nasdaq Stock Market and its over 5,500 issuers as well as the responsibility for all new listings. Prior to assuming his responsibilities with Nasdaq, he was a Vice President with Patient First, the largest provider of primary medical care in the Commonwealth of Virginia.

                  James R. Allen is Senior Vice President and Treasurer for the NASD, including the parent and all subsidiaries. In this position, his primary responsibility is to direct the activities of the Finance Department. These activities include all financial reporting and accounting operations, project costing, Treasury management, financial planning and budgeting, tax planning and compliance, risk management and member benefits. From 1990-1996, he was Vice President and Treasurer. He joined the NASD in 1983.

                  John L. Jacobs, Vice President of Investor Services of Nasdaq, leads several groups at Nasdaq including Institutional Services, Index Product Development, and Marketing Programs. Before assuming these responsibilities, John was Group Director of Issuer Services, where he led two teams planning and delivering services to companies on the Nasdaq National Market and the Nasdaq Small Cap Market. He joined Nasdaq in 1983.

COMPANIES OWNING SECURITIES OF SPONSOR

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the sponsor.

                                            As at March 5, 1999


NAME AND PRINCIPAL BUSINESS ADDRESS                           NATURE OF BUSINESS

The Nasdaq Stock Market, Inc.                        securities marketplace
1735 K Street, N.W.
Washington, D.C. 20006

                   OWNERSHIP OF ALL SECURITIES OF THE SPONSOR


Title of          Securities owned of                 Securities owned of                Securities owned
Class             record which are also               record which are not               beneficially which are not
                  owned beneficially                  owned beneficially                 owned of record
----------------- ----------------------------------  ---------------------------------- ----------------------------------
                  Amount            % of class        Amount            % of class       Amount            % of class
----------------- ----------------- ----------------  ----------------  ---------------- ----------------- ----------------
Common            100               100%                       --              --               --                --
                  Shares*
----------------- ----------------- ----------------  ----------------  ---------------- ----------------- ----------------

* The Sponsor authorized 100 shares of common stock with a par value of $0.01 per share to be issued in the name of, and sold to, The Nasdaq Stock Market, Inc.

CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the sponsor.

                  None

COMPENSATION OF OFFICERS AND DIRECTORS OF SPONSOR

COMPENSATION OF OFFICERS OF SPONSOR

31. Furnish the following information with respect to the renumeration for services paid by the sponsor during the last fiscal year covered by financial statements filed herewith:

         (a) Directly to each of the officers or partners of the sponsor directly receiving the three highest amounts of remuneration;

         (b) Directly to all officers or partners of the sponsor as a group exclusive of persons whose renumeration is included under Item 31(a), stating separately the aggregate amount paid by all the subsidiaries;

         (c) Indirectly or through subsidiaries to each of the officers or partners of the sponsor.

                           Not Applicable

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of renumeration reported under Item 31, paid by the sponsor during the last fiscal year covered by financial statements filed herewith:

                  (a)      The aggregate direct remuneration to directors.

                  (b)      Indirectly or through subsidiaries to directors.

                                    Not Applicable

COMPENSATION TO EMPLOYEES

33.      (a)      Furnish the following information with respect to the
                  aggregate amount of remuneration for services of all employees of the sponsor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the sponsor and any of its subsidiaries.

         (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33 (a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                           Not Applicable

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the sponsor and any of its subsidiaries.

                           Not Applicable

IV.      DISTRIBUTION AND REDEMPTION OF SECURITIES

35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

                  (A) No sales of the Trust's securities are currently being made.

                  (B) Reference is made to the statements in Exhibit D filed herewith under the caption "Continuous Offering of Nasdaq-100 Shares."

                  (C)      None.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

                  Not Applicable

37.      (a)      Furnish the following information with respect to each
                  instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

                  (1)      Name of officer, agency or body.
                  (2)      Date of denial.
                  (3)      Brief statement of reason given for denial.

                                    Not Applicable

         (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the Trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                  (1)      Name of officer, agency or body.
                  (2)      Date of revocation.
                  (3)      Brief statement of reason given for revocation.

                                    Not Applicable

38.      (a)      Furnish a general description of the method of distribution of securities of the trust.

                           Reference is made to the statements in Exhibit D filed herewith under the captions "Underwriting" in the Prospectus summary, "The Trust-- Creation of Creation Units," "The Trust--Procedures for Creation of Creation Units," "The Trust--Placement of Creation Orders Using the Nasdaq-100 Clearing Process," "The Trust-- Placement of Creation Orders Outside the Nasdaq-100 Clearing Process," "The Trust--Book-Entry-Only System," "Marketplace Listing" and "Continuous Offering of Nasdaq-100 Shares."

         (b) State the substance of any current selling agreement between each principal underwriter and the trust or the sponsor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                           Reference is made to the statements in Exhibit D filed herewith under the captions "Underwriting" in the Prospectus summary and "Continuous Offering of Nasdaq-100 Shares" and "The Trust-- Placement of Creation Orders Using the Nasdaq-100 Clearing Process."

         (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A (3) (c).

                           Reference is made to answer to Item 38(b) above.

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                           Reference is made to the statements in Exhibit D filed herewith under the caption "Underwriting" in the Prospectus summary.

         (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                           Reference is made to the statements in Exhibit D filed herewith under the caption "Underwriting" in the Prospectus summary.

40.      (a)      Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                           Not applicable

         (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1)      The nature of such fee or participation.
                  (2)      The name of the person making payment.
                  (3) The nature of the services rendered in consideration for such fee or participation.
                  (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                           Not Applicable

41.      (a)      Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                           Reference is made to the statements in Exhibit D filed herewith under the caption "Underwriting" in the Prospectus summary.

         (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                           Not Applicable

         (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesman in such year.
                  (Segregate full-time and part-time salesmen.)

                           Not Applicable

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

                           Not Applicable

43. Furnish the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                           Not Applicable

OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

44.      (a)      Furnish the following information with respect to the
                  method of valuation used by the trust for the purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

                  (1) The source of quotations used to determine the value of portfolio securities.
                  (2) Whether opening, closing, bid, asked or any other price is used.
                  (3) Whether price is as of the day of sale or as of any other time.
                  (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).
                  (5) Other items which registrant adds to the net asset value in computing offering price of its securities.
                  (6)      Whether adjustments are made for fractions:
                           (i)      before adding distributor's compensation
                                    (load); and
                           (ii)     after adding distributor's compensation
                                    (load).

                                    Reference is made to the information stated in answer to Items 10(i) and 11 above, as well as to the statements in Exhibit D filed herewith under the caption "Valuation."

         (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                           Not Applicable

         (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                           None

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

         (a)      By whose action redemption rights were suspended.
         (b) The number of days' notice given to security holders prior to suspension of redemption rights.
         (c)      Reason for suspension.
         (d)      Period during which suspension was in effect.

                           Not Applicable

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46.      (a)      Furnish the following information with respect to the
                  method of determining the redemption or withdrawal valuation of securities issued by the trust:

                  (1) The source of quotations used to determine the value of portfolio securities.
                  (2) Whether opening, closing, bid, asked or any other price is used.
                  (3) Whether price is as of the day of sale or as of any other time.
                  (4) A brief description of methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).
                  (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.
                  (6)      Whether adjustment are made for fractions.

                                    Reference is made to information provided in Exhibit D filed herewith under the captions "Valuation" and "Redemption of Nasdaq-100 Shares."

         (b) Furnish a specimen schedule showing components of the redemption price to the holders of the trust's securities as at the latest practicable date.

                           Not Applicable

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

                  Reference is made to information provided in answers to Items 44 and 46 above and to the statements in Exhibit D filed herewith under the captions "The Trust," "The Portfolio," "Continuous Offering of Nasdaq-100 Shares," "Redemption of Nasdaq-100 Shares" and "Administration of the Trust--Distributions to Beneficial
                  Owners."

V.       INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

         (a)      Name and principal business address.
         (b)      Form of organization.
         (c) State or other sovereign power under the laws of which the trustee or custodian was organized.
         (d)      Name of governmental supervising or examining authority.

                  Reference is made to the statements in Exhibit D filed herewith under the caption "Trustee."

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

                  Reference is made to the statements in Exhibit D filed herewith under the captions "Expenses of the Trust" and "Redemption of Nasdaq-100 Shares." A Transaction Fee or Fees will be charged to all creators of Nasdaq-100 Shares in Creation Unit size aggregations and to all redeemers of Nasdaq-100 Shares in Creation Unit size aggregations (see the statements in Exhibit D filed herewith under the caption "Transaction Fee" in the Prospectus summary).

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                  Reference is made to the statements in Exhibit D filed herewith under the captions "Expenses of the Trust" and "Redemption of Nasdaq-100 Shares."

VI.      INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

         (a)      The name and address of the insurance company.
         (b) The types of policies and whether individual or group policies.
         (c)      The types of risks insured and excluded.
         (d)      The coverage of the policies.
         (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.
         (f)      The terms and manner of cancellation and of reinstatement.
         (g) The method of determining the amount of premiums to be paid by holders of securities.
         (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.
         (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.
         (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                           Not applicable

VII.     POLICY OF REGISTRANT

52.      (a)      Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment advisor or other person is to be employed in connection with such selection, elimination, or substitution, state the name of such person, the nature of any affiliation to the sponsor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                           Reference is made to answer in Item 16 above.

         (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

                  (1)      Title of security.
                  (2)      Date of elimination.
                  (3)      Reasons for elimination.
                  (4) The use of the proceeds from the sale of the eliminated security.

                  (5)      Title of security substituted, if any.
                  (6) Whether sponsor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.
                  (7) Compensation or remuneration received by each such person directly or indirectly as a result of a transaction.

                           Not Applicable

         (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

                  (1)      The grounds for elimination and substitution.
                  (2) The type of securities which may be substituted for any underlying security.
                  (3) Whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries.
                  (4) Whether such substituted securities may be the securities of another investment company.
                  (5) The substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                           Reference is made to answer in Item 16 above. Reference is also made to the statements in Exhibit D herewith under the caption "Special Considerations and Risk Factors--Market Risks."

         (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                           Not applicable

REGULATED INVESTMENT COMPANY

53.      (a)      State the taxable status of the trust.

                           Reference is made to the statements in Exhibit D filed herewith under the caption "Tax Status of the Trust."

         (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                  The Trust was not in existence during the last taxable year, but intends to qualify as a regulated investment company during the current taxable year.

VIII.    FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities (as at the end of the registrant's past 10 fiscal years).

                  Not Applicable

(Items 55, 56, 57 and 58 are not applicable since they relate only to periodic payment plan certificates.)

59.      Financial Statements of the Trust

                  Not Applicable

         Financial Statements of the Sponsor

                  Not Applicable

                                                     EXHIBITS

The following Exhibits are filed herewith:

       Exhibit A (l) (a)   Standard Terms and Conditions of Trust
                           dated as of March 1, 1999 between Nasdaq-Amex
                           Investment Product Services, Inc., as sponsor (the
                           "Sponsor") and The Bank of New York, as trustee
                           (the "Trustee").

       Exhibit A (1) (b)   Trust Indenture and Agreement dated as of
                           March 4, 1999 between the Sponsor and the Trustee.

       Exhibit A (3)       Distribution Agreement dated as of March 1,
                           1999 among the Sponsor, the Trust, and ALPS Mutual
                           Funds Services, Inc. as distributor (the
                           "Distributor").

       Exhibit A (6)(a)    Certificate of Incorporation of the Sponsor,
                           as amended (filed as exhibit 99.A(6)(a) to Pre-Effective Amendment No. 2 to the Trust's
                           Registration Statement on Form S-6, filed January 28,
                           1999 (File No. 333-61001) and hereby incorporated by reference).

       Exhibit A (6)(b)    By-laws of the Sponsor (filed as exhibit 99.A(6) to
                           Pre-Effective Amendment No. 1 to the Trust's
                           Registration Statement on Form S-6, filed October 19,
                           1998 (File No. 333-61001) and hereby incorporated by reference).

       Exhibit A (9) (a)   Depository Agreement among the Trustee, the
                           Sponsor, and The Depository Trust Company with respect to services rendered to the Trust.

       Exhibit A (9) (b)   License Agreement between The Nasdaq Stock Market,
                           Inc. and the Sponsor.

       Exhibit A (9) (c)   Form of Participant Agreement to be entered
                           into among the Trustee on behalf of the Trust, the Distributor and various broker-dealers, as participants.

       Exhibit D           Prospectus dated March 5, 1999.

Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in the District of Columbia on the 8th day of March, 1999.


                                     Signature:       NASDAQ-100 TRUST, SERIES 1
                                                      --------------------------
                                                         (Name of Registrant)



                                     By: NASDAQ-AMEX INVESTMENT PRODUCT
                                         SERVICES, INC.
                                         (Name of sponsor, trustee or custodian)


                                     By: /s/ L. BRIAN HOLLAND
                                         -------------------------------------
                                         L. Brian Holland
                                         President and Chief Executive Officer



Attest:  /s/ JOHN L. JACOBS
         ---------------------------------
         John L. Jacobs
         Executive Vice President